File Number 082-02819

05011556

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

18 September 2005

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SEC MAIL RECEIVED PROCESSING
SEP 2 6 2005
WASH. D.C. 213 SECTION

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

PROCESSED
SEP 3 0 2005
THOMSON FINANCIAL

Encl.

dlw 9/30

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2005\ZB - SEC - Statement re IFRS - 18Sept05.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

19 September 2005

SEVERN TRENT PLC
International Financial Reporting Standards

Severn Trent Plc ("Severn Trent" or the "group") is required to report its group consolidated financial results under IFRS from 1 April 2005. Therefore the first published results under IFRS will be the interim results for the six months ending 30 September 2005 due on 6 December 2005.

Severn Trent is holding a presentation on 19 September 2005 at 4.00pm on its implementation of International Financial Reporting Standards ("IFRS"). The presentation will outline the impact of IFRS on Severn Trent's 2004/05 interim and full year group profit and loss accounts and balance sheet. The presentation, together with the presentation slides, will be available as a simultaneous webcast on the Severn Trent website (www.severntrent.com) and will remain on the website for subsequent viewing.

As previously announced on 7 June 2005, the adoption of IFRS will impact on Severn Trent's future reported financial results and is expected to lead to a reduction in reported net assets and increased volatility in reported profits and earnings per share. It is important to note that the adoption of IFRS represents an accounting change and does not change the group's business strategy, commercial operations, dividend policy, debt covenants or regulated capital value and has only a minor impact on cash flows.

This statement presents and explains the unaudited reconciliations of the group balance sheet as at 31 March 2005 under UK GAAP to IFRS and the unaudited reconciliation of the group profit and loss account under UK GAAP to the group income statement under IFRS for the year ended 31 March 2005. In addition, the unaudited reconciliations of the group balance sheets as at 1 April and 30 September 2004 under UK GAAP to IFRS and the unaudited reconciliations of the group profit and loss account under UK GAAP to the group income statement under IFRS for the six months ended 30 September 2004 are presented in the Appendix.

Overview

This statement explains how Severn Trent's reported performance and financial position are affected by the change from UK GAAP to IFRS and provides details of that change prior to the publication of our interim results for the six months ending 30 September 2005.

The impact on the group's reported results, excluding exceptionals*, and financial position of moving to IFRS was:

- Profit before tax and goodwill amortisation for the year ended 31 March 2005 decreased by £27.6 million.
- Adjusted basic earnings per share increased by 1.0p per share to 56.6p.
- PBITDA interest cover decreased from 4.3 to 4.0 times.
- The effective tax rate decreased from 17.2% to 16.6%.
- Net assets as at 31 March 2005 reduced by £316 million.

- Net debt as at 31 March 2005 increased by £4.6 million but underlying cash flows are unaffected.
- Gearing increased by 4 percentage points to 61%.

** Exceptional means material restructuring, termination and disposal items.*

The major movements affecting net assets are reductions arising from the removal of the discount on deferred tax £397 million and from recognition of the pension liability on the balance sheet £312 million, partly offset by increases in net assets from fair valuing infrastructure assets £275 million and timing of recognition of dividends £105 million.

The group has taken advantage of the exemption in IFRS 1 from the requirement to restate comparative information for IAS 32 and 39. These standards will be applied with effect from 1 April 2005. The most significant impact of adopting these standards will be a further reduction in net assets of £67.9 million due to the mark to market of hedges and increased volatility in the profit and loss account. During the current financial year up to 31 August, the fair value of these liabilities had increased by £38 million resulting in a charge to finance costs and a further reduction in net assets as a consequence of the movement in the forward yield curve. Further details of the impact of applying these standards as at 1 April 2005 are set out below.

In addition to the changes in measurement described above, IFRS also requires a number of changes in presentation which have no impact on reported results or net assets.

The main accounting changes for the year ended 31 March 2005, which are explained in more detail below, arise from the following IAS and IFRS:

- IAS 10 (Events after the Balance Sheet Date)
- IAS 12 (Income Taxes)
- IAS 16 (Property Plant and Equipment)
- IAS 17 (Leases)
- IAS 19 (Employee Benefits)
- IFRS 2 (Share Based Payments)
- IFRS 3 (Business Combinations)

Enquiries:

Julian Wais	0121 722 4523 (on the day)
Head of Investor Relations	0121 722 4295

Basis of preparation

The financial statements presented have been prepared in accordance with IFRS, as endorsed by the EU or where there is a reasonable expectation of endorsement by the EU before the group prepares its first annual Accounts in accordance with IFRS for the year ending 31 March 2006, and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) or its predecessor body. The group's IFRS accounting policies are set out on pages 12 to 22.

The group has taken advantage of the exemption in IFRS 1 from the requirement to restate comparative information for IAS 32 and 39. These Standards will be applied with effect from 1 April 2005.

First time adoption

IFRS 1 (First-time Adoption of International Financial Reporting Standards) requires that IFRS be applied retrospectively unless a specific exemption is applied. In preparing these financial statements the group has adopted the following exemptions:

- Not to apply IFRS 3 (Business Combinations) retrospectively to past business combinations;
- To establish a deemed cost for the opening balance sheet carrying value of the water and wastewater infrastructure fixed assets by reference to the fair value of these assets at the date of transition to IFRS, 1 April 2004.
- To recognise all cumulative actuarial gains and losses relating to defined benefit pension schemes at the date of transition;
- To deem cumulative translation differences for all foreign operations to be zero at the date of transition;
- Not to apply the requirements of IFRS 2 (Share Based Payments) to options granted under the group's SAYE schemes prior to 7 November 2002. The requirements of IFRS 2 have been applied to shares conditionally awarded under the group's LTIP schemes before 7 November 2002 but not vested or lapsed before 1 April 2004 since the fair values of these awards has been publicly disclosed previously.

Summary of significant differences between IFRS and UK GAAP that affect the Group

This section sets out the significant differences between UK GAAP and IFRS that affect the group and quantifies the impact on the group's reported results and financial position.

This should be read in conjunction with the reconciliations of the group balance sheets and income statement that are set out below.

Property plant and equipment

Under UK GAAP, the water and wastewater infrastructure assets within Severn Trent Water were accounted for in accordance with the renewals accounting provisions of FRS 15 (Tangible Fixed Assets). Such provisions are not present within IAS 16 and it is therefore necessary to change the accounting policies for these assets on transition to IFRS. The accounting policies applied under UK GAAP in respect of all other fixed assets are compliant with IFRS and remain appropriate.

Under renewals accounting the water and wastewater infrastructure networks are assumed to be single assets. Expenditure on infrastructure assets relating to increases in capacity or enhancements to the networks and on maintaining the operating capability of the networks in accordance with defined standards of service are capitalised. The depreciation charged is the estimated anticipated level of annual expenditure required to maintain the operating capability of the networks.

Under IAS 16 this treatment may not be applied. Therefore, the significant parts within the infrastructure networks have been identified and useful lives and residual values determined so that each significant part may be depreciated individually.

As the UK GAAP net book value of the infrastructure networks was determined using an accounting policy not compliant with IFRS a deemed cost has been established for the opening balance sheet carrying value of the infrastructure networks by reference to the fair value at the date of transition, 1 April 2004 (as permitted by IFRS 1).

The election to record the carrying value of the water and wastewater infrastructure networks at fair value, and to use that fair value as the deemed cost in the opening IFRS balance sheet, increases net assets by £275.5 million as at 31 March 2005 compared with UK GAAP.

The segments recognised within the water and wastewater networks have been based upon asset class since no single pipe or section of sewer is significant compared with the total value of the networks. This has led to the identification of 6 segments (impounding reservoirs, raw water aqueducts, large water mains, other water mains and pipes, strategic sewers and other sewers) which have been assigned zero residual values at the end of their useful lives. The lives allocated to these segments range from 80 – 250 years. The depreciation on these assets results in an additional charge of £19.8 million in the 2005 IFRS income statement compared with UK GAAP.

Since the classification of expenditure incurred in maintaining the networks between operating expenditure and capital expenditure has not changed there is no change to the repairs and maintenance expenditure charged to the income statement over the long term. However, under UK GAAP such expenditure was included in the calculation of the infrastructure renewals charge and was therefore smoothed over an Asset Management Period ("AMP"). Under IAS 16, repairs and maintenance expenditure will be charged to the income statement in the period in which it is incurred. This will introduce an element of volatility into the income statement since the level of such expenditure can fluctuate significantly from one reporting period to the next, within a single AMP.

Retirement benefits
The group prepared its 2005 UK GAAP results in accordance with SSAP 24 (Accounting for Pension Costs). Under SSAP 24, any pension scheme surplus or deficit identified at the most recent actuarial valuation is recognised through the profit and loss account over the average expected remaining service lives of current employees. The net pension cost under SSAP 24 therefore includes both the cost of providing an additional year of pension benefits to employees (regular cost) and an element of the surplus/deficit relating to previous years (variation). The difference between employer's contributions paid and the SSAP 24 net pension cost is recognised as a prepayment or accrual, which does not necessarily reflect the actuarial position. Interest is calculated on this balance sheet entry and is included in the net pension cost.

Under IAS 19, defined benefit scheme assets and liabilities have been valued at each balance sheet date and the resulting asset or liability is immediately recognised on the balance sheet. At the start of each year, assumptions are made to enable the current service cost, the expected return on assets and the interest cost to be calculated. These amounts are charged to the income statement for the year. Where actual experience differs from the assumptions made at the start of a financial year, actuarial gains and losses are recognised through the statement of recognised income and expense.

The expected return on assets and the interest on the liabilities are recognised within finance costs under IAS 19. Under SSAP 24 all pension costs are recognised within operating profits.

The adoption of IAS 19 increases the 2005 profit before tax by £18.1 million compared with UK GAAP, representing increased operating profits of £19.4 million and increased finance costs of £1.3 million. Actuarial gains amounting to £43.2 million have been recognised in reserves.

At 31 March 2005, the derecognition of the UK GAAP SSAP 24 liability increases net assets by £5.6 million. Net assets are then reduced by the recognition of the IAS 19 deficit of £317.5 million.

Goodwill
Goodwill is not amortised under IFRS, but is subject to annual impairment reviews. The reviews carried out at the transition date and 31 March 2005 indicated that no impairment had arisen.

Since goodwill is no longer being amortised, the 2005 amortisation charge of £30.1 million is eliminated.

Restructuring costs and termination of operations for 2005 are reduced by £9.9 million. IFRS does not allow the UK GAAP requirement to charge goodwill previously written off directly to reserves as part of the loss on termination.

Deferred tax

The most significant impact of IAS 12 for the group is that IAS 12 does not permit deferred tax balances to be discounted whereas FRS 19 (Deferred Tax) permits, but does not require, discounting of deferred tax assets and liabilities.

The group's policy has been to apply discounting to its deferred tax liability. This is of particular significance to a utility business where any reversal of timing differences is likely to be deferred long into the future due to the long asset lives of network assets.

The impact of eliminating discounting from the accounting for deferred tax is to increase the deferred tax charge in the year ended 31 March 2005 by £0.8 million and to increase the deferred tax liability at that date by £396.6 million.

IAS 12 takes a different conceptual approach to deferred tax than that applied by FRS 19. Under IAS 12 deferred tax must be provided for on all temporary differences between the carrying amount of an asset or liability in the balance sheet and its tax base whereas UK GAAP requires deferred tax to be provided for on timing differences between the treatment of items in the tax computation and the income statement. This change in approach results in deferred tax provisions under IFRS for items which under UK GAAP would be permanent differences and hence would not be provided for. The impact on the group's IFRS financial statements is to decrease the deferred tax charge in the year ended 31 March 2005 by £0.2 million and to increase the deferred tax liability at that date by £20.4 million.

The other IFRS adjustments result in a deferred tax credit of £3.1 million in the year ended 31 March 2005 and a decrease in the deferred tax liability at that date of £14.2 million.

Dividends payable

Under IAS 10 dividends payable are not recognised as liabilities until they have been appropriately authorised and are unconditional obligations of the group. Historically, under UK GAAP dividends declared for a particular period have been recognised in that period's financial statements, irrespective of the date that they are declared or approved by shareholders.

In practice this means that interim dividends will now be recognised in the second half of the financial year and final dividends will be recognised in the first half of the following year.

The impact on the group's IFRS financial statements is to reduce the amount of dividends appropriated in the year ended 31 March 2005 by £3.7 million and to increase net assets at 31 March 2005 by £104.6 million.

Other differences
All other differences between IFRS and UK GAAP are included within the other column. The main adjustments are:

- The impact of fair valuing shares awarded under LTIP schemes that had not vested before 1 April 2004 and share options granted under the group's SAYE schemes after 7 November 2002 in accordance with IFRS 2; and
- A change in the classification of the buildings element of certain property leases from operating to finance leases arising from the requirement in IAS 17 to consider the land and buildings elements of such leases separately;

The impact of these adjustments on profit before tax and net assets, both individually and in aggregate, is not considered to be material although the impact of IFRS 2 will increase going forward as more SAYE options fall within its scope.

Financial instruments
IFRS 1 permits the group to continue to apply UK GAAP in respect of financial instruments for the year ended 31 March 2005 and to apply IAS 32 and 39 with effect from 1 April 2005. The comparative information for 2004/05 within the 31 March 2006 IFRS financial statements will therefore reflect financial instruments accounted for under the group's existing UK GAAP accounting policies.

However, for information purposes, the significant transition adjustments expected to be required to implement IAS 32 and 39 on 1 April 2005 are described below. The most significant impact of IAS 39 will be in relation to financial instruments, principally interest rate swaps and cross currency swaps, that are held to hedge the group's exposure to changes in interest rates and exchange rates.

Under UK GAAP, debt is initially recorded at the net proceeds of issue. In subsequent periods this is adjusted for accrued finance costs and payments made. The fair values of derivatives are not recognised in the balance sheet hence the balance sheet values and charges in the profit and loss account are relatively stable.

Under IAS 39, the default treatment is for debt to be carried at amortised cost, whilst derivatives are recognised separately on the balance sheet at fair value with movements in those fair values reflected through the income statement. This has the potential to introduce considerable volatility both to the income statement and to the balance sheet. Therefore, for fair value hedges, IAS 39 allows changes in the recognised value of hedged debt that are attributable to the hedged risk to be adjusted through the income statement. In the case of cash flow hedges, movements in the fair value of derivatives are deferred within reserves until they can be recycled through the income statement to offset the future income statement effect of changes in the hedged risk.

However, in order to apply this treatment, it must be demonstrated that the derivative has been, and will continue to be, an effective hedge of the hedged risk in the underlying debt within the strict criteria set out in IAS 39. Any hedge ineffectiveness, provided it is within the range deemed acceptable by IAS 39, is recognised immediately within the income statement. At 1 April 2005, the group held interest rate swaps as hedges against its exposure to interest rate fluctuations for periods up to

2030. The swap portfolio is designed to hedge the debt portfolio and provide an overall effective economic hedge. However, these swaps are not individually designated to particular liabilities and so do not meet the criteria for hedge accounting under IAS 39.

As a result of applying IAS 39 at 1 April 2005 net assets will be reduced by £67.9 million as a result of the swaps that do not meet the hedge accounting criteria.

During the current financial year up to 31 August, the fair value of these liabilities had increased by £37.8 million resulting in a charge to finance costs and a further reduction in net assets as a consequence of the movement in the forward yield curve.

Other matters

Volatility in future earnings

Under IFRS infrastructure renewals expenditure will be charged to the income statement in the year in which it is incurred whereas under UK GAAP it is "smoothed" over the AMP period. Under IFRS, fluctuations in actual expenditure will result in volatility in earnings.

Severn Trent Water infrastructure renewals expenditure for the 5 years of the AMP4 programme is not expected to be incurred smoothly at 20% average per annum. It is instead presently expected to be incurred at a rate higher than that average over the period of 1 October 2005 to 31 March 2007 and at a rate lower than that average in the three years 1 April 1007 to 31 March 2010.

Under IAS 19, pension costs are sensitive to changes in actuarial assumptions, in particular those for interest rates and mortality. A 1% shift in corporate bond yields would result in a change in the annual pension cost of £10 – 12 million.

IAS 39 will give rise to earnings volatility due to the requirement to fair value swaps. However, this volatility is not a cash item, has no economic effect, and will reverse over the lives of the swaps.

Subsidiary statutory accounts
The group's current intention is that all of its subsidiary companies will continue to prepare their individual statutory accounts under UK GAAP (or local GAAP for overseas subsidiaries). The costs and benefits of this approach will be regularly reviewed, and IFRS may be implemented in subsidiary statutory accounts in the future if found appropriate.

Corporation tax
Since the individual subsidiary companies will continue to apply UK GAAP in their statutory accounts there will be no impact on their corporation tax liabilities. The impact of adopting IFRS in the parent company financial statements on its corporation tax position is not considered to be significant.

Distributable reserves and dividend policy

Dividends are paid from individual company reserves. As the group's subsidiary companies are not adopting IFRS at this time, their distributable reserves will be unaffected by the group's implementation of IFRS. Of the significant adjustments impacting the group at 31 March 2005, only the recognition of the pension scheme deficit on the balance sheet is considered to have a material impact on the parent company's distributable reserves. However, it should be noted that the group's UK subsidiaries will be required to implement FRS 17 (Retirement Benefits) with effect from 1 April 2005. The combined impact of implementing IAS 19 in the parent company and FRS 17 in the UK subsidiaries will be to reduce distributable reserves by approximately £220 million at 31 March 2005.

The implementation of IAS 39 in the parent company on 1 April 2005 will reduce distributable reserves by £29.1 million.

At 31 March 2005 the parent company had distributable reserves in the order of £1.2 billion. The group anticipates that the implementation of IFRS will have no impact on its current stated dividend policy.

Debt covenants

All of the financial covenants relating to the group's debt are calculated in accordance with UK GAAP at the time that the covenant was set. Therefore the implementation of IFRS will have no impact on the group's compliance with its debt covenants.

Reconciliation of the group Profit and Loss Account under UK GAAP to the group Income Statement under IFRS for the year ended 31 March 2005

	UK GAAP £m	IFRS reclassification £m	Property Plant & Equipment IAS 16 £m	Retirement Benefits IAS 19 £m	Goodwill IFRS 3 £m	Deferred tax IAS 12 £m	Other £m	IFRS £m
Revenue	2,081.2	-	-	-	-	-	(0.1)	**2,081.1**
Operating costs before goodwill amortisation and material items	(1,654.3)	-	(38.7)	16.8	-	-	(2.8)	**(1,679.0)**
Goodwill amortisation	(30.1)	-	-	-	30.1	-	-	-
Restructuring costs and termination of operations	(13.0)	(13.7)	-	2.6	-	-	9.9	**(14.2)**
Profit on disposal of property and investments	-	11.9	-	-	-	-	-	**11.9**
Total operating costs	(1,697.4)	(1.8)	(38.7)	19.4	30.1	-	7.1	**(1,681.3)**
Group operating profit	**383.8**	**(1.8)**	**(38.7)**	**19.4**	**30.1**	-	**7.0**	**399.8**
Share of operating profit of joint ventures and associates	11.7	(11.7)	-	-	-	-	-	-
Exceptional loss on sale and termination of operations	(9.4)	9.4	-	-	-	-	-	-
Exceptional profit on disposal of fixed assets	7.6	(7.6)	-	-	-	-	-	-
Profit before finance costs	**393.7**	**(11.7)**	**(38.7)**	**19.4**	**30.1**	-	**7.0**	**399.8**
Net finance costs	(176.4)	8.7	-	(1.3)	-	-	(0.3)	**(169.3)**
Share of profit of associates and joint ventures	-	1.8	-				-	**1.8**
Profit on ordinary activities before taxation	**217.3**	**(1.2)**	**(38.7)**	**18.1**	**30.1**	-	**6.7**	**232.3**
Income tax expense								
Current tax	(40.9)	1.2	-	-	-	-	-	**(39.7)**
Deferred tax	(36.9)		-	-	-	2.5	-	**(34.4)**
Total income tax expense	(77.8)	1.2	-	-	-	2.5	-	**(74.1)**
Profit for the period	**139.5**	-	**(38.7)**	**18.1**	**30.1**	**2.5**	**6.7**	**158.2**
Attributable to:								
Equity holders of the parent	138.8	-	(38.7)	18.1	30.1	2.5	6.7	**157.5**
Minority interests	0.7	-	-	-	-	-	-	**0.7**
	139.5	-	(38.7)	18.1	30.1	2.5	6.7	**158.2**
Earnings per share (pence)								
Basic	**40.3**	-	**(11.2)**	**5.3**	**8.7**	0.7	1.9	**45.7**
Diluted	**40.0**	-	**(11.1)**	**5.2**	**8.6**	0.7	1.9	**45.3**
Adjusted basic before exceptional items* and deferred tax	**55.6**	-	**(11.2)**	**4.5**	**8.7**	-	(1.0)	**56.6**
Adjusted diluted before exceptional items* and deferred tax	**55.2**	-	**(11.1)**	**4.4**	**8.6**	-	(0.9)	**56.2**

**Exceptional items means material restructuring, termination and disposal items.*

Reconciliation of the Group Balance sheet under UK GAAP to IFRS as at 31 March 2005

	UK GAAP	IFRS reclassification	Property Plant & Equipment IAS 16	Retirement Benefits IAS 19	Goodwill IFRS 3	Deferred Tax IAS 12	Dividends IAS 10	Other	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Non-current assets									
Property plant and equipment	5,440.6	(107.5)	306.5	(2.0)	-	-	-	1.8	5,639.4
Intangible assets									
Goodwill	469.5	-	-	-	30.1	-	-	(0.5)	499.1
Other intangible assets	14.2	107.5	-	-	-	-	-	4.1	125.8
Investments in joint ventures	9.5	-	-	-	-	-	-	-	9.5
Investments in associates	16.3	-	-	-	-	-	-	-	16.3
Available for sale financial assets	0.7	-		-	-	-	-	-	0.7
Non-current assets	**5,950.8**	**-**	**306.5**	**(2.0)**	**30.1**	**-**	**-**	**5.4**	**6,290.8**
Current assets									
Inventories	66.0	-	-	-	-	-	-	-	66.0
Trade and other receivables	499.4	-	-	(7.4)	-	-	-	0.5	492.5
Derivative financial instruments	-	-	-	-	-	-	-	-	-
Cash and cash equivalents	90.8	-	-	-	-	-	-	-	90.8
Current assets	**656.2**	**-**	**-**	**(7.4)**	**-**	**-**		**0.5**	**649.3**
Total assets	**6,607.0**	**-**	**306.5**	**(9.4)**	**30.1**	**-**	**-**	**5.9**	**6,940.1**
Current liabilities									
Trade and other payables	(669.4)	-	(31.0)	-	-	-	104.6	(13.2)	(609.0)
Borrowings	(486.5)	-	-	-	-	-	-	-	(486.5)
Derivative financial instruments	-	-	-	-	-	-	-	-	-
Current income tax liabilities	(69.6)	-	-	-	-	-	-	-	(69.6)
Short-term provisions	-	-	-	-	-	-	-	-	-
Current liabilities	**(1,225.5)**	**-**	**(31.0)**	**-**	**-**	**-**	**104.6**	**(13.2)**	**(1,165.1)**
Non-current liabilities									
Trade and other payables	(17.9)	-	-	13.4	-	-	-	-	(4.5)
Borrowings	(2,494.3)	-	-	-	-	-	-	(4.6)	(2,498.9)
Derivative financial instruments	-	-	-	-	-	-	-	-	-
Deferred tax liabilities	(499.8)	-	-	-	-	(402.8)	-	-	(902.6)
Retirement benefit obligations	-	-	-	(317.5)	-	-	-	-	(317.5)
Long-term provisions	(124.4)	-	-	1.6	-	-	-	-	(122.8)
Deferred income	(45.1)	-	-	-	-	-	-	-	(45.1)
Non-current liabilities	**(3,181.5)**	**-**	**-**	**(302.5)**	**-**	**(402.8)**		**(4.6)**	**(3,891.4)**
Total liabilities	**(4,407.0)**	**-**	**(31.0)**	**(302.5)**	**-**	**(402.8)**	**104.6**	**(17.8)**	**(5,065.5)**
Net assets	**2,200.0**	**-**	**275.5**	**(311.9)**	**30.1**	**(402.8)**	**104.6**	**(11.9)**	**1,883.6**
Equity									
Share capital	264.2	-	-	-	-	-	-	-	264.2
Other reserves	156.1	-	314.2	-	-	-	-	-	470.3
Retained earnings	1,777.8	-	(38.7)	(311.9)	30.1	(402.8)	104.6	(11.9)	1,147.2
	2,198.1	**-**	**275.5**	**(311.9)**	**30.1**	**(402.8)**	**104.6**	**(11.9)**	**1,881.7**
Minority interests	1.9	-	-	-	-	-	-	-	1.9
Total equity	**2,200.0**	**-**	**275.5**	**(311.9)**	**30.1**	**(402.8)**	**104.6**	**(11.9)**	**1,883.6**

IFRS Accounting Policies for the year ended 31 March 2005

a) Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) and IFRIC interpretations issued and effective or issued and early adopted as at 31 March 2005. These standards are subject to on going review and endorsement by the European Union or possible amendment by interpretive guidance from the International Accounting Standard Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) and are therefore still subject to change.

The financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit and loss.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results may ultimately differ from those estimates.

b) First time adoption of IFRS

The group's date of transition to IFRS is 1 April 2004 and all comparative information in the financial statements has been restated to reflect the group's adoption of IFRS, except where otherwise required or permitted by International Financial Reporting Standard 1 – 'First Time Adoption of International Financial Reporting Standards' (IFRS1).

IFRS1 requires an entity to comply with each IFRS effective at the reporting date for its first IFRS financial statements. As a general principle, IFRS1 requires the standards effective at the reporting date to be applied retrospectively, however, retrospective application is prohibited in some areas. In addition, there are a number of optional exemptions from full retrospective application of IFRSs within IFRS1.

Group policy on optional IFRS1 exemptions is as follows:

- Not to apply IFRS 3 '(Business Combinations)' retrospectively to past business combinations;
- To establish a deemed cost for the opening balance sheet carrying value of the water and wastewater infrastructure fixed assets by reference to the fair value of these assets at the date of transition to IFRS, 1 April 2004.
- To recognise all cumulative actuarial gains and losses relating to defined benefit pension schemes at the date of transition;
- To deem cumulative translation differences for all foreign operations to be zero at the date of transition;

- Not to apply the requirements of IFRS 2 (Share Based Payments) to options granted under the group's SAYE schemes prior to 7 November 2002. The requirements of IFRS 2 have been applied to shares conditionally awarded under the group's LTIP schemes before 7 November 2002 but not vested or lapsed before 1 April 2004 since the fair values of these awards has been publicly disclosed previously.

c) Basis of consolidation

The financial statements include the results of Severn Trent Plc and its subsidiary, joint ventures and associated undertakings.

The results of subsidiaries, joint ventures and associated undertakings are included from the date of acquisition or incorporation, and excluded from the date of disposal. The results of subsidiaries are consolidated where the group has the power to control a subsidiary. The results of joint venture undertakings are accounted for on an equity basis where the company exercised joint control under a contractual arrangement. The results of associates are accounted for on an equity basis where the company holding is 20% or more and the company has the power to exercise significant influence.

d) Revenue recognition

Revenue represents the fair value of consideration receivable, excluding value added tax, trade discounts and intercompany sales, in the ordinary course of business for goods and services provided.

Revenue is not recognised until the service has been provided to the customer, or the goods which the sale relates to have either been despatched to the customer or, where they are held on the customer's behalf, title has passed to the customer.

In respect of long term contracts, revenue is recognised based on the value of work carried out during the year with reference to the total sales value and the stage of completion of these contracts.

Income includes an estimation of the amount of mains water and wastewater charges unbilled at the year end. The accrual is estimated using a defined methodology based upon a measure of unbilled water consumed by tariff, which is calculated from historical billing information.

Revenue is recognised for software licence agreements for general release software as at the time of client acceptance of the software. Where software modifications are integral to the overall contract, software licence revenue is recognised over the life of the modifications.

Software support and maintenance revenue is recognised over the period it relates to.

e) Segmental reporting

Each of the group's business and geographical segments provide services that are subject to risks and returns that are different from those of the other business segments.

f) Property plant and equipment

Property, plant and equipment comprises:

i) Infrastructure assets

Infrastructure assets are included at cost less accumulated depreciation. The costs of day to day servicing of infrastructure components are recognised in the profit and loss account as they arise. Where it is probable that the money spent will cause future economic benefits to flow to the entity, then costs are capitalised.

Infrastructure assets are depreciated over their useful economic lives, which are principally as follows:

	Years
Impounding reservoirs	250
Raw water aqueducts	250
Mains	80 - 150
Sewers	150 - 200

Assets in the course of construction are not depreciated until commissioned.

ii) Landfill sites

Landfill sites are included within Land and Buildings at cost less accumulated depreciation.

The cost of landfill sites includes the cost of acquiring, developing and engineering sites, but does not include interest. The cost of the asset is depreciated over the estimated life of the site on the basis of the usage of void space.

iii) Other assets

Other assets are included at cost less accumulated depreciation. Freehold land is not depreciated. Other assets are depreciated over their estimated economic lives to their residual value, which are principally as follows:

	Years
Buildings	30 – 60
Operational structures	40 – 80
Fixed plant	20 – 40
Vehicles, mobile plant and computers	2 – 15

Assets in the course of construction are not depreciated until commissioned.

Interest costs of debt raised to finance new property, plant and equipment are not included within the cost of those fixed assets, but are expensed to the income statement as they arise.

g) Leased assets

Where assets are financed by leasing arrangements which transfer substantially all the risks and rewards of ownership of an asset to the lessee (finance leases), the lower of the fair value of the leased asset or the present value of the minimum lease payments is capitalised as an asset with a corresponding liability representing the obligation to the lessor. Lease payments are treated as consisting of a capital element and a finance charge, the capital element reducing the obligation to the lessor and the finance charge being written off to the income statement over the period of the lease in proportion to the capital amount outstanding. Depreciation is charged over the shorter of the estimated useful life and the lease period.

Where assets are financed by leasing arrangements where substantially all the risks and rewards of ownership remain with the lessor, these are classified as operating leases. Rental costs arising under operating leases are expensed in the year in which they are incurred. Leases of land are always treated as operating leases, unless ownership is transferred at the end of the lease.

IAS17 'Leases' states that where land and buildings are leased, the land element is almost always regarded as an operating lease, whilst the building element is separately reviewed to ascertain whether it is an operating or finance lease. This is different to the treatment under UKGAAP as defined in SSAP21 'Accounting for leases and hire purchase contracts' where the land and buildings are viewed as a single item when assessing whether the lease is an operating lease or a finance lease.

h) Grants and contributions

Grants and contributions received in respect of non-current assets are treated as deferred income and released to the income statement over the useful economic life of those assets.

Where grants and contributions are given for the purpose of compensation for expenses incurred with no future related costs, then these are recognised in the income statement in the period that they become receivable.

i) Impairment of non-current assets

Impairments of property, plant and equipment, goodwill and all other non-current assets are calculated as the difference between the carrying value of the asset and its recoverable amount. Where the asset does not generate cash flows that are independent from other assets, the group estimates the recoverable amount of the cash generating unit to which the asset belongs. Recoverable amount is defined as the higher of fair value less costs to sell or estimated value in use at the date the impairment review is undertaken. Fair value less costs to sell represents the amount obtainable from the sale of the assets in an arm's length transaction between knowledgeable and willing third parties, less costs of disposal. Value in use represents the present value of expected future cash flows expected to be derived from a cash generating unit, discounted using a pre-tax discount rate that

reflects current market assessments of the cost of capital of the cash generating unit.

The discount rate used is based on the group's cost of capital adjusted for the risk profiles of individual businesses.

Goodwill is tested for impairment on an annual basis. Impairment reviews are also carried out if there is some indication that an impairment may have occurred, or, where otherwise required, to ensure that non-current assets are not carried above their estimated recoverable amounts.

Impairments are recognised in the income statement.

j) Investments

The group followed the transitional provisions of IRFS1 and adopted IAS32 and IAS 39 from 1 April 2005.

After initial recognition at cost (being the fair value of the consideration paid), investments which are classified as held for trading or available for sale are measured at fair value, with gains or losses recognised in income or equity respectively. When an available for sale investment is disposed of, or impaired, the gain or loss previously recognised in equity is taken to the income statement.

Other investments are classified as held to maturity when the group has the positive intention and ability to hold to maturity. Investments held for an undefined period are excluded from this classification. Such investments (and those held to maturity) are subsequently measured at amortised cost using the effective interest method, with any gains or losses being recognised in the income statement.

Prior to 1 April 2005, the group held investments at historical cost less any provision for impairment.

k) Inventory

Inventory and work in progress is stated at the lower of cost and net realisable value. Cost includes labour, materials, transport and attributable overheads.

Development land and properties are included at the lower of cost and net realisable value. Cost includes the cost of acquiring and developing the sites. The net realisable value of development land is based upon its value as a serviced site, after taking account of the cost of providing infrastructure services. Income and attributable profits on properties under development are determined by reference to valuation of work carried out to date.

l) Provisions

Provisions are made where there is a present obligation as a result of a past event and it is probable that there will be an outflow of economic benefits to settle this obligation and a reliable estimate of this amount can be made. The group's policy on provisions for specific areas is as follows:

- Landfill restoration costs: Provision for the cost of restoring landfill sites is made over the operational life of each landfill site and charged to the income statement on the basis of the usage of void space.
- Environmental control and aftercare costs: Environmental control and aftercare costs are incurred over the operational life of each landfill site and may be incurred for a considerable period thereafter. Provision for all such costs is made over the operational life of the site and charged to the profit and loss account on the basis of the usage of void space. Material environmental control and aftercare costs are discounted by applying an appropriate discount rate.
- Insurance: Provision is made for claims notified and for claims incurred but which have not yet been notified, based on advice from the group's independent insurance advisers.

m) Pension costs

The group operates both defined benefit and defined contribution pension schemes.

Defined benefit pension scheme assets are measured using bid rate. Defined benefit pension scheme liabilities are measured by an independent actuary using the projected unit method and discounted at the current rate of return on high quality corporate bonds of equivalent term and currency to the liability. The increase in the present value of the liabilities of the group's defined benefit pension schemes expected to arise from employee service in the period is charged to operating profit. The expected return on the scheme's assets and the increase during the period in the present value of the scheme's liabilities, arising from the passage of time, are included in other finance income or cost.

Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions and amendments to pension plans are charged or credited to equity and recorded in the statement of recognised income and expense.

Costs of defined contribution pension schemes are charged to the income statement in the period in which they fall due.

n) Foreign currency

The results of overseas subsidiary and associated undertakings are translated into the presentational currency of the group, sterling, using average rates of exchange ruling during the year.

The net investments in overseas subsidiary and associated undertakings are translated into sterling at the rates of exchange ruling at the year-end. Exchange differences thus arising are treated as movements in equity. On disposal of a foreign currency denominated subsidiary, the deferred cumulative amount recognised in equity (since 1 April 2004 under the transitional rule of IFRS1 – see note b) relating to that entity are recognised in the income statement

Exchange differences arising in respect of foreign exchange instruments taken out as hedges of overseas investments are also treated as movements in equity (see note s).

All other foreign currency denominated assets and liabilities of the company and its United Kingdom subsidiary undertakings are translated into sterling at the rates of exchange ruling at the year-end. Any exchange differences so arising are dealt with through the income statement. Foreign currency transactions arising during the year are translated into sterling at the rate of exchange ruling on the date of the transaction. All profits and losses on exchange arising during the year are dealt with through the income statement.

o) Research and development

Research expenditure is expensed when it is incurred. Development expenditure is capitalised and written off over its expected useful economic life where certain criteria are met and inflows of economic benefits are expected. Expenditure on property, plant and equipment relating to research and development projects is capitalised and written off over the expected useful life of those assets.

p) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences between the tax basis of assets and liabilities and their carrying amounts in the financial statements. A deferred tax asset is only recognised to the extent it is probable that sufficient taxable profits will be available in the future to utilise it. Deferred taxation is measured on a non-discounted basis using the tax rates and laws that have then been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled.

q) Goodwill

Goodwill represents the excess of the fair value of purchase consideration over the fair value of the net assets acquired. Goodwill arising on acquisition of subsidiaries is included in intangible assets, whilst goodwill arising on acquisition of associates is included in investments in associates. If an acquisition gives rise to negative goodwill this is credited directly to the income statement.

Goodwill arising on all acquisitions prior to 1 April 1998 remains eliminated against reserves. Purchased goodwill arising on acquisitions after 31 March 1998 is treated as an intangible fixed asset.

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Goodwill is allocated to the cash generating unit that derives benefit from the goodwill for impairment testing purposes.
Fair value accounting adjustments are made in respect of acquisitions. Fair value adjustments based on provisional estimates are amended within one year of the acquisition, if required with a corresponding adjustment to goodwill.

Where goodwill forms part of a cash-generating unit and all or part of that unit is disposed of, the associated goodwill is included in the carrying amount of that operation when determining the gain or loss on disposal of the operation.

r) Intangible non-current assets

Intangible assets acquired separately are capitalised at cost and when acquired in a business combination are capitalised at fair value at the date of acquisition. Following initial recognition, the historical cost model is applied to intangible assets. Where amortisation is charged on finite assets, this expense is taken to the income statement through operating expenses.

Finite life intangible assets are amortised on a straight line basis over their estimated useful economic lives as follows:

	Years
Software	3 – 10

Intangible assets are reviewed for impairment where indicators of impairment exist.

s) Derivatives and other financial instruments

The group has taken advantage of the IFRS1 exemption from application of IAS 32 – Financial Instruments: 'Disclosure and Presentation' and IAS 39 – 'Financial Instruments: Recognition and Measurement' and has applied these standards from 1 April 2005.

The accounting policy after 1 April 2005 is as follows:

Debt instruments

All loans and borrowings are initially recognised at cost, being the net fair value of the consideration received. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Where a loan or borrowing is in a fair value hedging relationship it is remeasured for changes in fair value of the hedged risk at the balance sheet date with gains or losses being recognised in the income statement (see below).

Gains and losses are recognised in the income statement when the liabilities are derecognised or impaired, as well as through the amortisation process.

Derivative financial instruments

The group uses derivative financial instruments such as cross currency swaps, forward currency contracts and interest rate swaps to hedge its risks associated with foreign currency and interest rate fluctuations. Such derivative instruments are initially recorded at cost and subsequently remeasured at fair value for the reported balance sheet. The fair value of cross currency swaps, interest rate swaps and forward currency contracts is calculated by reference to market exchange rates and interest rates at the period end.

In relation to fair value hedges which meet the conditions for hedge accounting, the gain or loss on the hedging instrument is taken to the income statement where the effective portion of the hedge will offset the gain or loss on the hedged item (see above).

In relation to cash flow hedges which meet the conditions for hedge accounting. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity, and the ineffective portion in the income statement. The gains or losses deferred in equity in this way are recycled through the income statement in the same period in which the hedged underlying transaction or firm commitment is recognised in the income statement.

Forward currency contracts and foreign currency borrowings are used to hedge net investments in foreign currency denominated operations and to the extent that they are designated and effective as net investment hedges are matched in equity against changes in value of the related assets. Any ineffectiveness is taken to the income statement.

For derivatives that do not qualify for hedge accounting, gains or losses are taken directly to the income statement in the period.

Hedge accounting is discontinued when the hedging instrument expires, is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that date any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecast transaction occurs, or transferred to the income statement if the forecast transaction is no longer expected to occur.

The accounting policy prior to 1 April 2005 is as disclosed in the Annual Report and Accounts 2005.

t) Share based payments

The group operates a number of equity settled, share-based compensation plans for employees. The fair value of the employee services received in exchange for the grant is recognised as an expense over the vesting period of the grant.

The fair value of employee services is determined by reference to the fair value of the awards granted calculated using an appropriate pricing model, excluding the impact of any non market vesting conditions. Non-market based vesting conditions are adjusted for in assumptions as to the number of awards that are expected to vest.

u) Pre-contract costs

Pre-contract costs are expensed as incurred, except where it is virtually certain that the contract will be awarded, in which case they are recognised as an asset which is written off to the income statement over the life of the contract.

v) Discontinued operations and assets held for sale

Where an asset or group of assets (a disposal group) is available for immediate sale and the sale is highly probable and expected to occur within one year, then

the disposal group is deemed as held for sale. The disposal group is measured at the lower of the carrying amount and fair value less costs to sell.

w) Purchase of own shares

The group balance sheet incorporates the shares held by the Severn Trent Employee Share Ownership Trust (the Trust) and which have not vested unconditionally by the balance sheet date. These are shown as a deduction from shareholders funds until such time as they vest.

Disclaimer

The group's IFRS accounting policies as they are applied for the year ended 31 March 2005 have been adopted on the basis of all IFRS issued by the International Accounting Standards Board ("IASB") as at the date of this report and which have either been endorsed by the European Union ("EU") or where there is a reasonable expectation of endorsement by the EU before the group prepares its first annual Accounts in accordance with IFRS for the year ending 31 March 2006. In particular this assumes that the EU will adopt revised IAS 19 (2004) "Employee Benefits" issued by the IASB in December 2004.

Whilst most of the issues regarding the adoption of IFRS for use in the EU have been resolved, there are still some areas to be concluded upon. Any new standards or interpretations issued by the IASB will be assessed and considered by the group on an individual basis and might result in adjustments to the 2005 IFRS financial statements before they are considered final. IFRS is currently being applied simultaneously in the United Kingdom and a number of other countries for the first time. Furthermore, due to a number of new or revised IFRS having been issued in the past 18 months there is not yet significant established practice upon which to draw when forming decisions regarding interpretation and application. Accordingly, practice is continuing to evolve. At this preliminary stage therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in the group's first IFRS financial statements for the year ended 31 March 2005 may be subject to change.

The financial information set out in this statement relating to the year ended 31 March 2005 does not constitute statutory accounts for that period. Full audited accounts of Severn Trent Plc in respect of that financial period in accordance with UK GAAP (which received an unqualified audit opinion and did not contain a statement under either section 237(2) or (3) of the Companies Act 1985) have been delivered to the Registrar of Companies.

Forward-Looking Statements

This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies and markets in which the Group operates; changes in the regulatory and competition frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; and changes in interest and exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Severn Trent or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

This document is not an offer to sell, exchange or transfer any securities of Severn Trent Plc or any of its subsidiaries and is not soliciting an offer to purchase, exchange or transfer such securities in any jurisdiction. Securities may not be offered, sold or transferred in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act of 1933 (as amended).

Reconciliation of the Group Balance sheet under UK GAAP to IFRS as at 1 April 2004

	UK GAAP	IFRS reclassification	Property Plant & Equipment IAS 16	Retirement Benefits IAS 19	Deferred Tax IAS 12	Dividends IAS 10	Other	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m
Non-current assets								
Property plant and equipment	5,278.0	(110.6)	314.2	-	-	-	3.5	5,485.1
Intangible assets								
Goodwill	497.6	-	-	-	-	-	-	497.6
Other intangible assets	-	110.6	-	-	-	-	2.0	112.6
Investments in joint ventures	9.6	-	-	-	-	-	-	9.6
Investments in associates	17.7	-	-	-	-	-	-	17.7
Available for sale financial assets	1.0	-	-	-	-	-	-	1.0
Non-current assets	**5,803.9**	**-**	**314.2**	**-**	**-**	**-**	**5.5**	**6,123.6**
Current assets								
Inventories	80.4	-	-	-	-	-	-	80.4
Trade and other receivables	452.8	-	-	(7.8)	-	-	-	445.0
Derivative financial instruments	-	-	-	-	-	-	-	-
Cash and cash equivalents	115.3	-	-	-	-	-	-	115.3
Current assets	**648.5**	**-**	**-**	**(7.8)**	**-**	**-**	**-**	**640.7**
Total assets	**6,452.4**	**-**	**314.2**	**(7.8)**	**-**	**-**	**5.5**	**6,764.3**
Current liabilities								
Trade and other payables	(671.0)	-	-	-	-	100.9	(8.8)	(578.9)
Borrowings	(486.9)	-	-	-	-	-	(4.0)	(490.9)
Derivative financial instruments	-	-	-	-	-	-	-	-
Current income tax liabilities	(65.8)	-	-	-	-	-	-	(65.8)
Short-term provisions	-	-	-	-	-	-	-	-
Current liabilities	**(1,223.7)**	**-**	**-**	**-**	**-**	**100.9**	**(12.8)**	**(1,135.6)**
Non-current liabilities								
Trade and other payables	(17.4)	-	-	11.1	-	-	-	(6.3)
Borrowings	(2,377.5)	-	-	-	-	-	(0.4)	(2,377.9)
Derivative financial instruments	-	-	-	-	-	-	-	-
Deferred tax liabilities	(462.9)	-	-	-	(392.3)	-	-	(855.2)
Retirement benefit obligations	-	-	-	(376.5)	-	-	-	(376.5)
Long-term provisions	(109.1)	-	-	-	-	-	-	(109.1)
Deferred income	(45.7)	-	-	-	-	-	-	(45.7)
Non-current liabilities	**(3,012.6)**	**-**	**-**	**(365.4)**	**(392.3)**	**-**	**(0.4)**	**(3,770.7)**
Total liabilities	**(4,236.3)**	**-**	**-**	**(365.4)**	**(392.3)**	**100.9**	**(13.2)**	**(4,906.3)**
Net assets	**2,216.1**	**-**	**314.2**	**(373.2)**	**(392.3)**	**100.9**	**(7.7)**	**1,858.0**
Equity								
Share capital	258.7	-	-	-	-	-	-	258.7
Other reserves	156.1	-	314.2	-	-	-	-	470.3
Retained earnings	1,798.9	-	-	(373.2)	(392.3)	100.9	(7.7)	1,126.6
	2,213.7	**-**	**314.2**	**(373.2)**	**(392.3)**	**100.9**	**(7.7)**	**1,855.6**
Minority interests	2.4	-	-	-	-	-	-	2.4
Total equity	**2,216.1**	**-**	**314.2**	**(373.2)**	**(392.3)**	**100.9**	**(7.7)**	**1,858.0**

Reconciliation of the Group Profit and Loss Account under UK GAAP to the Group Income Statement under IFRS for the six months ended 30 September 2004

	UK GAAP £m	IFRS reclassification £m	Property Plant & Equipment IAS 16 £m	Retirement Benefits IAS 19 £m	Goodwill IFRS 3 £m	Deferred tax IAS 12	Other £m	IFRS £m
Revenue	1,038.9	-	-	-	-	-	-	**1,038.9**
Operating costs before goodwill amortisation	(815.4)	-	(12.2)	11.3	-	-	(0.2)	**(816.5)**
Goodwill amortisation	(15.1)	-	-	-	15.1	-	-	-
Total operating costs	(830.5)	-	(12.2)	11.3	15.1	-	(0.2)	**(816.5)**
Group operating profit	**208.4**	-	**(12.2)**	**11.3**	**15.1**	-	**(0.2)**	222.4
Share of operating profit of joint ventures and associates	5.8	(5.8)	-	-	-	-	-	-
Profit before finance costs	**214.2**	**(5.8)**	**(12.2)**	**11.3**	**15.1**	-	**(0.2)**	**222.4**
Net finance costs	(88.0)	4.1	-	(0.6)	-	-	(0.1)	**(84.6)**
Share of profit of associates and joint ventures	-	1.1	-	-	-	-	-	**1.1**
Profit on ordinary activities before taxation	**126.2**	**(0.6)**	**(12.2)**	**10.7**	**15.1**	-	**(0.3)**	**138.9**
Income tax expense								
Current tax	(26.0)	0.6	-	-	-	-	-	**(25.4)**
Deferred tax	(21.7)	-	-	-	-	(5.0)	-	**(26.7)**
Total income tax expense	(47.7)	0.6	-	-	-	(5.0)	-	**(52.1)**
Profit for the period	**78.5**	-	**(12.2)**	**10.7**	**15.1**	**(5.0)**	**(0.3)**	**86.8**
Attributable to:								
Equity holders of the parent	78.1	-	(12.2)	10.7	15.1	(5.0)	(0.3)	**86.4**
Minority interests	0.4	-	-	-	-	-	-	**0.4**
	78.5	-	(12.2)	10.7	15.1	(5.0)	(0.3)	**86.8**
Earnings per share (pence)								
Basic	**22.7**	-	(3.6)	3.1	4.3	(1.5)	-	**25.0**
Diluted	**22.5**	-	(3.6)	3.1	4.3	(1.4)	-	**24.9**
Adjusted basic before deferred tax	**29.0**	-	(3.6)	3.2	4.3	-	-	**32.9**
Adjusted diluted before deferred tax	**28.8**	-	(3.6)	3.2	4.3	-	-	**32.7**

Reconciliation of the Group Balance sheet under UK GAAP to IFRS as at 30 September 2004

	UK GAAP	IFRS reclassification	Property Plant & Equipment IAS 16	Retirement Benefits IAS 19	Goodwill IFRS 3	Deferred Tax IAS 12	Dividends IAS 10	Other	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Non-current assets									
Property plant and equipment	5,332.4	(84.2)	302.0	(1.1)	-	-	-	(15.4)	5,533.7
Intangible assets									
Goodwill	486.8	-	-	-	15.1	-	-	-	501.9
Other intangible assets	-	84.2	-	-	-	-	-	20.7	104.9
Investments in joint ventures	10.3	-	-	-	-	-	-	-	10.3
Investments in associates	17.4	-	-	-	-	-	-	-	17.4
Available for sale financial assets	0.7	-	-	-	-	-	-	-	0.7
Non-current assets	**5,847.6**	**-**	**302.0**	**(1.1)**	**15.1**	**-**	**-**	**5.3**	**6,168.9**
Current assets									
Inventories	88.8	-	-	-	-	-	-	-	88.8
Trade and other receivables	479.6	-	-	(7.8)	-	-	-	-	471.8
Derivative financial instruments	-	-	-	-	-	-	-	-	-
Cash and cash equivalents	74.9	-	-	-	-	-	-	-	74.9
Current assets	**643.3**	**-**	**-**	**(7.8)**	**-**	**-**	**-**	**-**	**635.5**
Total assets	**6,490.9**	**-**	**302.0**	**(8.9)**	**15.1**	**-**	**-**	**5.3**	**6,804.4**
Current liabilities									
Trade and other payables	(706.5)	-	-	-	-	-	62.8	(9.0)	(652.7)
Borrowings	(403.6)	-	-	-	-	-	-	-	(403.6)
Derivative financial instruments	-	-	-	-	-	-	-	-	-
Current income tax liabilities	(77.3)	-	-	-	-	-	-	-	(77.3)
Short-term provisions	-	-	-	-	-	-	-	-	-
Current liabilities	**(1,187.4)**	**-**	**-**	**-**	**-**	**-**	**62.8**	**(9.0)**	**(1,133.6)**
Non-current liabilities									
Trade and other payables	(61.6)	-	-	25.5	-	-	-	-	(36.1)
Borrowings	(2,406.6)	-	-	-	-	-	-	(4.3)	(2,410.9)
Derivative financial instruments	-	-	-	-	-	-	-	-	-
Deferred tax liabilities	(484.4)	-	-	-	-	(398.2)	-	-	(882.6)
Retirement benefit obligations	-	-	-	(373.2)	-	-	-	-	(373.2)
Long-term provisions	(109.3)	-	-	-	-	-	-	-	(109.3)
Deferred income	-	-	-	-	-	-	-	-	-
Non-current liabilities	**(3,061.9)**	**-**	**-**	**(347.7)**	**-**	**(398.2)**	**-**	**(4.3)**	**(3,812.1)**
Total liabilities	**(4,249.3)**	**-**	**-**	**(347.7)**	**-**	**(398.2)**	**62.8**	**(13.3)**	**(4,945.7)**
Net assets	**2,241.6**	**-**	**302.0**	**(356.6)**	**15.1**	**(398.2)**	**62.8**	**(8.0)**	**1,858.7**
Equity									
Share capital	262.8	-	-	-	-	-	-	-	262.8
Other reserves	156.1	-	314.2	-	-	-	-	-	470.3
Retained earnings	1,820.3	-	(12.2)	(356.6)	15.1	(398.2)	62.8	(8.0)	1,123.2
	2,239.2	**-**	**302.0**	**(356.6)**	**15.1**	**(398.2)**	**62.8**	**(8.0)**	**1,856.3**
Minority interests	2.4	-	-	-	-	-	-	-	2.4
Total equity	**2,241.6**	**-**	**302.0**	**(356.6)**	**15.1**	**(398.2)**	**62.8**	**(8.0)**	**1,858.7**

The segmental analysis of the adjustments to group profit before interest and exceptional items, group profit before interest and net operating assets is set out below.

March 2005

	UK GAAP	IFRS reclassification	Property Plant & Equipment IAS 16	Retirement Benefits IAS 19	Goodwill IFRS 3	Other	IFRS
	£m	£m	£m	£m	£m	£m	£m
Group profit before interest, goodwill amortisation and exceptional* items							
Water and sewerage	339.9	-	(38.7)	9.1	-	(2.8)	307.5
Waste management	83.4	(1.3)	-	2.0	-	(1.9)	82.2
Laboratories	15.0	-	-	0.2	-	-	15.2
Water purification and operating services	19.8	(11.1)	-	0.1	-	0.1	8.9
Other businesses	4.8	0.7	-	0.8	-	0.7	7.0
Unrealised profit on inter-segment trading	(0.9)	-	-	-	-	-	(0.9)
Corporate overheads	(23.4)	-	-	4.6	-	1.0	(17.8)
	438.6	(11.7)	(38.7)	16.8	-	(2.9)	402.1
Group profit before interest and exceptional* items							
Water and sewerage	339.9	-	(38.7)	9.1	-	(2.8)	307.5
Waste management	60.5	(1.3)	-	2.0	22.9	(1.9)	82.2
Laboratories	10.9	-	-	0.2	4.1	-	15.2
Water purification and operating services	16.7	(11.1)	-	0.1	3.1	0.1	8.9
Other businesses	4.8	0.7	-	0.8	-	0.7	7.0
Unrealised profit on inter-segment trading	(0.9)	-	-	-	-	-	(0.9)
Corporate overheads	(23.4)	-	-	4.6	-	1.0	(17.8)
	408.5	**(11.7)**	**(38.7)**	**16.8**	**30.1**	**(2.9)**	**402.1**
Group profit before interest							
Water and sewerage	334.5	-	(38.7)	11.7	-	(2.8)	304.7
Waste management	60.5	(1.3)	-	2.0	22.9	(1.9)	82.2
Laboratories	10.9	-	-	0.2	4.1	-	15.2
Water purification and operating services	21.0	(11.1)	-	0.1	3.1	0.1	13.2
Other businesses	(8.9)	0.7	-	0.8	-	10.6	3.2
Unrealised profit on inter-segment trading	(0.9)	-	-	-	-	-	(0.9)
Corporate overheads	(23.4)	-	-	4.6	-	1.0	(17.8)
	393.7	**(11.7)**	**(38.7)**	**19.4**	**30.1**	**7.0**	**399.8**
Net operating assets as at 31 March 2005							
Water and sewerage	4,866.5	-	275.5	(233.5)	-	(3.0)	4,905.5
Waste management	288.4	-	-	(41.0)	-	0.5	247.9
Laboratories	65.9	-	-	(2.9)	-	(1.8)	61.2
Water purification and operating services	92.1	-	-	(8.5)	-	(0.8)	82.8
Other businesses and Corporate	44.1	-	-	(26.0)	-	(1.2)	16.9
	5,357.0	**-**	**275.5**	**(311.9)**	**-**	**(6.3)**	**5,314.3**

* *Exceptional means material restructuring, termination and disposal items.*

September 2004

	UK GAAP	IFRS reclassification	Property Plant & Equipment IAS 16	Retirement Benefits IAS 19	Goodwill IFRS 3	Other	IFRS
	£m	£m	£m	£m	£m	£m	£m
Group profit before interest, goodwill amortisation and exceptional* items							
Water and sewerage	181.2	-	(12.2)	7.6	-	(0.2)	176.4
Waste management	43.8	(0.7)	-	1.5	-	(0.7)	43.9
Laboratories	9.8	-	-	0.2	-	-	10.0
Water purification and operating services	8.9	(5.2)	-	0.2	-	(0.5)	3.4
Other businesses	(2.0)	0.1	-	0.8	-	0.2	(0.9)
Unrealised profit on inter-segment trading	0.2	-	-	-	-	-	0.2
Corporate overheads	(12.6)	-	-	1.0	-	1.0	(10.6)
	229.3	**(5.8)**	**(12.2)**	**11.3**	**-**	**(0.2)**	**222.4**
Group profit before interest and exceptional* items							
Water and sewerage	181.2	-	(12.2)	7.6	-	(0.2)	176.4
Waste management	32.4	(0.7)	-	1.5	11.4	(0.7)	43.9
Laboratories	7.7	-	-	0.2	2.1	-	10.0
Water purification and operating services	7.3	(5.2)	-	0.2	1.6	(0.5)	3.4
Other businesses	(2.0)	0.1	-	0.8	-	0.2	(0.9)
Unrealised profit on inter-segment trading	0.2	-	-	-	-	-	0.2
Corporate overheads	(12.6)	-	-	1.0	-	1.0	(10.6)
	214.2	**(5.8)**	**(12.2)**	**11.3**	**15.1**	**(0.2)**	**222.4**
Group profit before interest							
Water and sewerage	181.2	-	(12.2)	9.5	-	(0.2)	178.3
Waste management	32.4	(0.7)	-	0.8	11.4	(0.7)	43.2
Laboratories	7.7	-	-	0.2	2.1	-	10.0
Water purification and operating services	7.3	(5.2)	-	0.2	1.6	(0.5)	3.4
Other businesses	(2.0)	0.1	-	0.8	-	0.2	(0.9)
Unrealised profit on inter-segment trading	0.2	-	-	-	-	-	0.2
Corporate overheads	(12.6)	-	-	-	-	1.0	(11.6)
	214.2	**(5.8)**	**(12.2)**	**11.5**	**15.1**	**(0.2)**	**222.6**

** Exceptional means material restructuring, termination and disposal items.*